

December 10, 2012

<u>Via E-mail</u>
Mr. Jeffrey M. Canouse
President and Chief Executive Officer
Hull Energy, Inc.
1111 Alderman Drive, Suite 210
Alpharetta, GA 30005

> **Re:** **Hull Energy, Inc.**
> **Form 8-K**
> **Filed December 7, 2012**
> **File No. 033-30158-A**

Dear Mr. Canouse:

We have reviewed your Form 8-K filed on December 7, 2012 and determined it does not include the required information. For transactions such as business acquisitions or mergers occurring between a shell company and an operating company whereby the registrant ceases to be a shell company, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. The Form 8-K must include for the operating company the information that it would be required to file to register a class of securities under Section 12 of the Securities Exchange Act of 1934 using Form 10, including financial statements of the operating company. We note you are no longer in the beverage business, you terminated the pending acquisition of a natural resource and do not appear to have any other operations. You appeared to be a shell company as defined by Rule 12b-2 of the Exchange Act immediately prior to your acquisition of Title King, LLC. Accordingly, please amend the Form 8-K immediately to provide the necessary Form 10 information and historical financial statements of Title King, LLC and pro forma financial information giving effect to the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director